EXHIBIT (a)(1)(D)

FORM OF REMINDER OF EXPIRATION OF OFFER

To:        Certain Eligible Participants

From:    Rotech Healthcare Inc.

Re:         Reminder of Expiration of Stock Option Exchange Program

The Rotech Healthcare Inc. Offer to Exchange Certain Outstanding Options for a Number of Replacement Options According to an Exchange Ratio (referred to as the “Offer”) is still currently open. Please note that the Offer will expire at 5:00 p.m. U.S. Eastern Time on December 31, 2009, unless we extend the Offer.

According to our records, you have not yet submitted an election form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an election form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) have previously been provided to you.

You must submit your properly signed and completed election form by emailing a scanned or PDF copy of the election form to ExchangeOffer@rotech.com. Rotech will send you a confirmation of your election to participate in the Offer by e-mail or mail, in its discretion.

You must complete the election process in the foregoing manner no later than 5:00 p.m. U.S. Eastern Time on December 31, 2009, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer. If we have not received all properly completed and signed documents before the Offer expires, you will have rejected this Offer and you will keep your current options. Only documents that are complete, signed and actually received by Rotech via the delivery method described above by the deadline will be accepted. Documents submitted by any other means are not permitted.

You should direct any questions about the Offer or requests for assistance (including requests for additional copies of any documents relating to this Offer) by e-mail to ExchangeOffer@rotech.com.

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